NEWS RELEASE

EMBRAER ANNOUNCES ITS DELIVERY FORECAST FOR 2006 and 2007

Sao Jose dos Campos, Nov. 18, 2005 - During the 6th Embraer Day held November 17 and 18 at its headquarters in Sao Jose dos Campos, Brazil, Embraer (BOVESPA:
EMBR3 e EMBR4) (NYSE: ERJ) announced its airline and business jet delivery forecast for 2006 and 2007.

Embraer maintains its forecast to deliver 145 aircraft in 2006 and expects to deliver 150 aircraft in the airline segment, business jet segment and authorities transportation portion of the defense segment in 2007. This estimate takes into consideration airlines filing for bankruptcy protection, cancellations in the 50-seats segment and the growth trend of 70-to 110-seats jets.

In terms of percentages, it is worth highlighting that, in accordance with the new Embraer market forecast, the share of deliveries for jets of the EMBRAER 170/190 family is expected to increase in the coming years. Embraer expects these will represent, starting in 2006, more than 70 percent of the deliveries forecast.


Embraer Image Gallery

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Embraer Image Gallery

Visit the new Embraer Image Gallery at www.Embraer.com

Note to Editors

Embraer (Empresa Brasileira de Aeronautica S.A. - NYSE: ERJ; Bovespa: EMBR3 and EMBR4) is the world's leading manufacturer of Commercial jets up to 110 seats with 36 years of experience in designing, developing, manufacturing, selling and providing after sales support to aircraft for the global Airline, Defense and Business jet markets. With headquarters in Sao Jose dos Campos, state of Sao Paulo, the Company has offices and customer service bases in the United States, France, Portugal, China and Singapore. Embraer is among Brazil's leading exporting companies. As of September 30, 2005, Embraer had a total workforce of 17,046 people, and its firm order backlog totaled US$ 10.4 billion.



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IR Contacts
Anna Cecilia Bettencourt
Carlos Eduardo Camargo
Andrea Bottcher
Paulo Ferreira
Phone: +55 12 3927 4404
Fax: +55 12 3922 6070
e-mail: investor.relations@embraer.com.br




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This document may contain projections, statements and estimates regarding circumstances or events yet to take place. Those projections and estimates are based largely on current expectations, forecasts on future events and financial tendencies that affect the Company's businesses. Those estimates are subject to risks, uncertainties and suppositions that include, among others: general economic, political and trade conditions in Brazil and in those markets where the Company does business; expectations on industry trends; the Company's investment plans; its capacity to develop and deliver products on the dates previously agreed upon, and existing and future governmental regulations. The words "believe", "may", "is able", "will be able", "intend", "continue", "anticipate", "expect" and other similar terms are supposed to identify potentialities. The Company does not feel compelled to publish updates nor to revise any estimates due to new information, future events or any other facts. In view of the inherent risks and uncertainties, such estimates, events and circumstances may not take place. The actual results can therefore differ substantially from those previously published as Company expectations.
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PRESS OFFICES

Headquarters               North America                                      Europe, Middle East and Africa
------------               -------------                                      ------------------------------

Rosana Dias                Doug Oliver              Betsy Talton             Stephane Guilbaud         Catherine Fracchia
rosana.dias@embraer.com.br Doliver@embraer.com      btalton@embraer.com      sguilbaud@embraer.fr      cfracchia@embraer.fr
Cell: (+55 12) 9724 4929   Cell: (+1 954) 232 9560  Cell: (+1 954) 609 8560  Cell: (+33 0) 67522 8519  Cell: (+33 0) 67523 6903
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Fax: (+55 12) 3927 2411    Fax: (+1 954) 359 4755   Fax: (+1 954) 359 4755   Fax: (+33 0) 14938 4456   Fax: (+33 0) 14938 4456

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